

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 31, 2008

Via U.S. Mail and Fax (540) 946-3595
Mr. Michael Moneymaker
Chief Financial Officer
Ntelos Holdings Corp.
401 Spring Lane, Suite 300
Waynesboro, Virginia 22980

      RE: **Ntelos Holdings Corp.**
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  File No. 0-51798

Dear Mr. Moneymaker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director